MLV & Co. LLC

1251 Avenue of the Americas, 41st Floor

New York, NY 10020

December 7, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney

Re:	GreenHunter Energy, Inc.
Registration Statement on Form S-3 (File No. 333-183292)
Request for Acceleration

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of GreenHunter Energy, Inc. that the effective date of the Registration Statement be accelerated so that it will become effective as of 1:00 p.m., Eastern Time on December 7, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have not distributed any copies of the Preliminary Prospectus dated December 6, 2012 through the date hereof, to underwriters, dealers, institutions and others.

Thank you for your assistance and cooperation with this matter.

Very truly yours, MLV & CO. LLC

/s/ Dean Colucci
Dean Colucci President and Chief Operating Officer